Magnum Hunter Resources, Inc.
         600 East Las Colinas Blvd. o Suite 1200 o Irving, TX 75039 o
         (972) 401-0752 o Fax (972) 401-3110
         Mailing Address:  P.O. Box 140908 o Irving, TX 75014-0908
         An American Stock Exchange Company

         STRICTLY CONFIDENTIAL

                                                 October 13, 1997

Oklahoma Oil Company
300 Crescent Court
Suite 1170
Dallas, Texas 75201
     Attn: Wheeler M. Sears,  President

Dear Mr. Sears:

     We are pleased to set forth the terms of the compensation arrangement between Oklahoma Oil Company ("Oklahoma Oil"), Chip Langston ("Langston") and Magnum Hunter Resources, Inc. (collectively, with its affiliates, "Magnum Hunter").

         1. In consideration of Oklahoma Oil and Langston identifying a certain acquisition target, the TEL Offshore Trust, a trust created under the Texas Trust Act (the "Target") on behalf of Magnum Hunter, and Oklahoma Oil and Langston agreeing to not identify the Target to any other parties, or assist any other party to acquire the Target, after the execution date of this Agreement, Magnum Hunter agrees to pay Oklahoma Oil and Langston, or its assigns, collectively, the following compensation:

         (a) Magnum Hunter shall pay to Oklahoma Oil and Langston a fee (the "Fee"), allocated in the following proportions: sixty percent (60%) to Oklahoma Oil and forty percent (40%) to Chip Langston, based upon the following schedule:

                  5% for the first million dollars of the Acquisition Price 4% for the second million dollars of the Acquisition Price 3% for the third million dollars of the Acquisition Price 2% for the fourth million dollars of the Acquisition Price 1% for each million dollars of the Acquisition Price thereafter.

     (b) The "Acquisition Price" shall be defined as the total cash and non-cash consideration (including securities of Magnum Hunter) paid by Magnum Hunter to the equity owners of the Target for a minimum 51% equity ownership position in Target pursuant to (i) open market purchases and (ii) a proposed cash and/or stock tender offer (the "Tender Offer") to be made by Magnum Hunter. All non-cash consideration shall be valued at fair market value at the date of issuance. In the case


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of common  stock of Magnum  Hunter,  fair  market  value shall be defined as the closing price of the common stock as reported by the American Stock Exchange, and in all other cases, fair market value shall be determined as agreed to in good faith between the parties. In the event Magnum Hunter ultimately acquires a greater than 51% equity ownership in the Target, the Fee earned shall be based upon the Acquisition Price for the total amount acquired and not just the minimum 51%.

         (c) Notwithstanding anything in this Agreement to the contrary, Oklahoma Oil and Langston agree that if Magnum Hunter terminates or abandons the Tender Offer, or is otherwise unsuccessful in acquiring at least a 51% percent ownership interest in the Target, then Magnum shall be obligated to pay the Fee for the equity interests acquired based on the Acquisition Price (as defined) for such interests. In addition, in the event that a third party makes a competitive bid for the Target in competition with Magnum Hunter and Magnum Hunter elects to terminate its Tender Offer and accept the offer made by such third party, Magnum Hunter shall pay the Fee to Oklahoma Oil and Langston based upon the difference between the price received by Magnum Hunter for its equity interests in the Target and all of Magnum Hunter's direct out-of-pocket costs in acquiring such equity interests, including but not limited to, the purchase price paid for such interests and legal, accounting and other costs and fees associated with the Tender Offer.

         (d) The Fee shall be paid upon the consummation of the transaction or event resulting in Magnum Hunter acquiring at least a 51% ownership interest in the Target and shall be paid fifty percent (50%) in cash and fifty percent (50%) in restricted common stock of Magnum Hunter. In the event that Magnum Hunter continues to acquire equity ownership interests in the Target after the transaction that causes Magnum Hunter to own at least the minimum 51% threshold, Magnum Hunter shall pay the remainder of the Fee solely in restricted common stock of Magnum Hunter on a quarterly basis, as it accumulates further equity interests. The common stock consideration will be calculated based upon the average of the closing price of Magnum Hunter's stock ten (10) business days prior to closing as traded on the American Stock Exchange.

         2. Oklahoma Oil and Langston agree that the fee described above is the total compensation that Magnum Hunter will agree to pay for both Oklahoma Oil and Langston identifying the Target.

         3. Oklahoma Oil and Langston both agree that for any and all shares representing an equity ownership in the Target which they own beneficially, of record, or exercise any type of control over (voting, investment, or otherwise), on the date of this Agreement or acquired subsequent thereto (the "Target Shares"), they shall accept the Tender Offer made by Magnum Hunter for the ownership interests in the Target and shall tender all of such Target Shares to Magnum Hunter for the Tender Offer price. Magnum Hunter, Oklahoma Oil and Langston agree that this provision shall no longer be binding on any party hereto upon Magnum Hunter abandoning or terminating the tender offer prior to completion.

         4. Magnum Hunter agrees to indemnify and hold harmless Oklahoma Oil and Langston and its successors and assigns for the full amount of all losses, claims, expenses or liabilities

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(including  without  limitation  reasonable  attorneys'  fees)  arising  from or relating to any actions taken by Magnum Hunter directly or indirectly in connection with the acquisition of equity interests of the Target, including but not limited to the Tender Offer.

         5. Oklahoma Oil and Langston agree that they shall assign any and all their rights and obligations under any and all confidentiality and/or non-circumvent agreements entered into with any and all persons and parties in connection with or related to the possible acquisition of the Target, as shown on the attached Exhibit A, to Magnum Hunter. Oklahoma Oil and Langston agree to use their best efforts to assist Magnum Hunter in enforcing its rights under the assigned agreements.

         6. THE VALIDITY AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY THE LAW OF THE STATE OF TEXAS APPLICABLE TO AGREEMENTS MADE AND TO BE FULLY PERFORMED THEREIN.

         7. The benefits of this Agreement shall inure to the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns; provided that this Agreement may not be assigned by either party without the express written consent of the other party.

         8. For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement. This Agreement may not be modified or amended except in writing signed by the parties hereto.

         If the foregoing correctly sets forth our Agreement, please sign the enclosed copy of this letter in the space provided and return it to us.


                                                Very truly yours,

                                                Magnum Hunter Resources, Inc.


                                                 /s/ Gary C. Evans
                                                --------------------
                                                Gary C. Evans,
                                                President


Confirmed and Agreed to this 13th day of October, 1997.


Oklahoma Oil Company                            Chip Langston

     /s/ Wheeler M. Sears                       /s/ Chip Langston
By:______________________                      ___________________
     Wheeler M. Sears, President                Chip Langston

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